Exhibit 18

March 9, 2005

Board of Directors of

Sigma Aldrich Corporation

Ladies and Gentlemen:

We have audited the consolidated balance sheets of Sigma-Aldrich Corporation (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and have reported thereon under date of March 9, 2005. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2004. As stated in Note 14 to those financial statements, the Company changed the measurement date for its defined benefit retirement and post retirement welfare benefit plans from December 31 to November 30 and states that the change is preferable in the circumstances because it provides management with additional time to review and reflect the actuarial information in the Company’s financial statements under the accelerated reporting deadlines. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP